APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Loaded Dice Brewery
Annual Income Statement

Year

Revenues

Sales Revenue
Returns & Allowances
Interest Income
Total Revenues

Cost of Sales

Cost of Goods Sold
Total Cost of Sales

Gross Profit

Operating Expenses

Advertising
Car & Truck
Business Meals Expense
Computer Equipment Expense
Contract Labor
Depreciation
Dues & Membership Expense
Equipment Expense
Equipment Loan Expense
Facility & Utilities Expense
Gas & Auto Expense
Insurance Expense - Auto
Insurance Expense - Business
Insurance Expense - Health
Interest Expense
Legal & Professional
License & Fee Expense
Marketing & Advertising Expense
Merchant Fees Expense
Office Kitchen Expense
Office Supply Expense
Payroll Expense - Administration
Payroll Expense - Payroll Tax
Payroll Expense - Salary & Wage - Gusto
Payroll Expense - Tips Remitted

Phone & Internet Expense
Professional Service Expense
Publication/Subscription Expense
Recruiting & HR Expense
Rent or Lease Expense
Research & Development Expense
Restaurant Supplies Expense
Software & Web Hosting Expense
Square Fes
Taxes and Licenses
Travel & Transportation Expense
Uniforms Expense

Total Operating Expenses

Total Expenses

Net Profit

	2021
	239,724
	-3,815
	241
	236,150
	33,124
	33,124
	203,026
	1,862
	12,627
	1,872
	1,111
	2,600
	34,645
	194
	722
	118
	4,025
	89
	152
	1,417
	0
	27,250
	2,600
	625
	541
	2,529
	764
	1,214
	357
	2,494
	27,980
	9,628

	2,423
	8,507
	50
	240
	25,467
	60
	85
	2,682
	6,185
	12,905
	1,086
	706
	197,812
	230,936
	5,214

Loaded Dice Brewery

Annual Balance Sheet

	As Of:	31-Dec-21
Assets		
Flagstar Bank -		11,517.43
Square - Savings		3,423.56
Fixed Assets		141,450.00
Less : Accumulated Depreciation		-141,450.00
Total Assets		**14,940.99**
Liabilities		
Square Capital - Loan Payable		8,453.78
Total Liabilities		**8,453.78**
Equity		
Retained Earnings		-1,448.01
Total Equity		**-1,448.01**
Total Liabilities and Equity		**7,005.77**

Loaded Dice Brewery

Annual Income Statement

	Year	2022
Revenues		
Sales Revenue		255,724
Returns & Allowances		-4,006
Interest Income		253
Total Revenues		**251,971**
Cost of Sales		
Cost of Goods Sold		35,774
Total Cost of Sales		**35,774**
Gross Profit		**216,197**
Operating Expenses		
Advertising		2,011
Car & Truck		13,637
Business Meals Expense		2,021
Computer Equipment Expense		1,200
Contract Labor		2,808
Depreciation		37,417
Dues & Membership Expense		209
Equipment Expense		780
Equipment Loan Expense		127
Facility & Utilities Expense		4,347
Gas & Auto Expense		96
Insurance Expense - Auto		165
Insurance Expense - Business		1,530
Insurance Expense - Health		2,162
Interest Expense		29,430
Legal & Professional		2,600
License & Fee Expense		688
Marketing & Advertising Expense		595
Merchant Fees Expense		2,782
Office Kitchen Expense		840
Office Supply Expense		1,336
Payroll Expense - Administration		393
Payroll Expense - Payroll Tax		2,743
Payroll Expense - Salary & Wage - Gusto		30,778
Payroll Expense - Tips Remitted		10,591
Phone & Internet Expense		2,665
Professional Service Expense		9,358
Publication/Subscription Expense		55
Recruiting & HR Expense		300
Rent or Lease Expense		29,287
Research & Development Expense		540
Restaurant Supplies Expense		85
Software & Web Hosting Expense		2,950
Square Fes		6,804
Taxes and Licenses		10,005
Travel & Transportation Expense		1,195
Uniforms Expense		777
Total Operating Expenses		**215,305**
Total Expenses		**251,079**
Net Profit		**892**

Loaded Dice Brewery

Annual Balance Sheet

As Of: **December 31, 2022**

Assets	
Flagstar Bank -	5,629.05
Square -	-6.14
Square - Savings	8,558.14
Square - Merchant Processor - Loaded Dice Brewery	-11.46
Investments	2,550.00
Fixed Assets	63,475.00
Less : Accumulated Depreciation	-63,475.00
Total Assets	**16,719.59**

Liabilities	
Square Capital - Loan Payable	-16,462.31
Square Capital - Loan	26,230.54
Total Liabilities	**9,768.23**

Equity	
Retained Earnings	-5,302.00
Total Equity	**-5,302.00**

Total Liabilities and Equity	**4,466.23**

I, Jeffrey Smith, certify that:

1. The financial statements of Loaded Dice Brewery LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Loaded Dice Brewery LLC included in this Form reflects accurately the information reported on the tax return for Loaded Dice Brewery LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature _____Jeffrey Smith_____

Name: Jeffrey Smith

Title: Owner